Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere and incorporated by reference in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.

Except where the context otherwise requires, for purposes of this report, the term:

●	“Operating Subsidiaries” refers to WIN100 TECH, WIN100 WEALTH, ZYCL and ZYSL;

●	“TFGL”, “TOP”, the “Company”, “we,” “us,” “or “our” refers to TOP Financial Group Limited, a Cayman Islands exempted company, and, in the context of describing its operation and business, its subsidiaries;

●	“TOP 500” refers to TOP 500 SEC PTY LTD, a company formed under the laws of Australia;

●	“TOP ASSET MANAGEMENT” refers to TOP ASSET MANAGEMENT PTE.LTD., a company formed under the laws of Singapore;

●	“TOP FINANCIAL” refers to TOP FINANCIAL PTE.LTD., a company formed under the laws of Singapore

●	“WIN100 TECH” refers to WIN100 TECH Limited, a company incorporated under the laws of British Virgin Islands;

●	“WIN100 MANAGEMENT” refer to WIN100 MANAGEMENT LIMITED, a company incorporated under the laws of the British Virgin Islands;

●	“WIN100 WEALTH” refers to WIN100 WEALTH LIMITED, a company incorporated under the laws of the British Virgin Islands;

●	“WINRICH” refers to WINRICH FINANCE LIMITED, a company incorporated under the laws of the Hong Kong;

●	“ZYAL BVI” refers to ZYAL (BVI) Limited, a company incorporated under the laws of British Virgin Islands;

●	“ZYCL” refers to Zhong Yang Capital Limited, a company with limited liability under the laws of Hong Kong;

●	“ZYCL BVI” refers to ZYCL (BVI) Limited, a company incorporated under the laws of British Virgin Islands;

●	“ZYFL (BVI)” refers to ZYFL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

●	“ZYIL (BVI)” refers to ZYIL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

●	“ZYNL (BVI)” refers to ZYNL (BVI) Limited, a company incorporated under the laws of British Virgin Islands;

●	“ZYPL (BVI)” refers to ZYPL (BVI) Limited, a company incorporated under the laws of British Virgin Islands;

●	“ZYSL” refers to Zhong Yang Securities Limited, a company with limited liability under the laws of Hong Kong;

●	“ZYSL (BVI)” refers to ZYSL (BVI) Limited, a company incorporated under the laws of British Virgin Islands;

●	“ZYTL (BVI)” refers to ZYTL (BVI) Limited, a company incorporated under the laws of British Virgin Islands; and

●	“ZYXL (BVI)” refers to ZYXL (BVI) Limited, a company incorporated under the laws of British Virgin Islands

Overview

We, through our Operating Subsidiaries, are an online provider of securities and futures trading services founded in Hong Kong by a group of experienced professionals and talents. Our goal is to become the preferred trading platform for Asian investors worldwide. We enable our customers to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (“OSE”). We create value for our customers by providing reliable trading platforms, a user-friendly web and app interface, and 24-hour seamless customer support. Our Operating Subsidiaries generate revenues primarily by charging commission fees on futures transactions at a flat rate for each futures transaction contract and trading solution services fees charged at a fixed rate per transaction with a minimum monthly fee. Currently our customers are mainly high volume and frequency trading institutional and individual investors. We launched over-the-counter (OTC) derivatives business and loan business in the year of 2024. For the six months ended September 30, 2024, we earned income of USD$0.1 million and USD$0.3 million from OTC derivatives business and loan business, respectively.

Our revenues were US$1.8 million and US$7.1 million for the six months ended September 30, 2024 and 2023, respectively. We, through our Operating Subsidiaries, incurred net loss of US$0.5 million and net income of US$3.7 million for the six months ended September 30, 2024 and 2023, respectively. The net loss for the six months ended September 30, 2024 was primarily affected by a decrease in revenues as a result of the slow-down of the economy in Hong Kong and an increase in expenditures for our newly acquired subsidiaries in Australia and Singapore. Our management has anticipated the slow-down economy. To mitigate the macroeconomic risks, our management acquired subsidiaries in Singapore and Australia to diversify our business. We expect that our expenditures on the subsidiaries will produce the Company with ideal returns in the future.

We plan to keep our business growing by expanding our customer base to include retail investors of a wider range of wealth within the Asian communities across the globe, by increasing the products we offer to include securities and futures from a larger number of stock exchanges, and by offering services such as asset management and contract for difference (“CFD”) products.

Recent Developments

On October 4, 2024, the Board of the Company approved the reclassification and redesignation of ordinary shares and adoption of a dual-class share capital structure. The details are as follows:

(i)	reclassify all ordinary shares of the Company issued and outstanding into class A ordinary shares of the Company with a par value of US$0.001 each (the “Class A Ordinary Shares”) with one (1) vote per share and with other rights attached to such shares as set forth in the second amended and restated memorandum and articles of association of the Company (the “M&A”) on a one for one basis;

(ii)	redesignate 10,000,000 authorized but unissued ordinary shares of the Company into10,000,000 class B ordinary shares of the Company with a par value of US$0.001 each (the “Class B Ordinary Shares”) with fifty (50) votes per share and with other rights attached to it in the M&A on a one for one basis; and

(iii)	redesignate the remaining authorized but unissued ordinary shares of the Company into Class A Ordinary Shares on a one for one basis.

A. Operating Results.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the online securities and futures brokerage industry focusing on Southeast Asian investors, including economic and political conditions, the evolving needs of investors, changes in trading volume, changes in demand for online trading, changes in wealth and availability of funds of our target customers, and regulatory changes governing the online brokerage industry. In addition, the following company-specific factors can directly affect our results of operations materially:

Our ability to retain existing customers and attract new customers in a cost-effective manner

We consider customer churn rate to be an important indicator of our attractiveness to customers. Our total registered customer number increased from 329 as of March 31, 2024 to 343 as of September 30, 2024. In the six months ended September 30, 2024, we had 14 revenue-generating accounts in total, including 12 accounts for futures trading, 14 accounts for securities trading, nil accounts for structured notes subscriber services, and nil accounts for trading solution services.  In the six months ended September 30, 2023, we had 46 revenue-generating accounts in total, including 8 accounts for futures trading, 29 accounts for securities trading, nil accounts for structured notes subscriber services, and 9 accounts for trading solution services.

Our top five customers accounted for 37% and 35% of our total revenues for the six months ended September 30, 2024 and 2023, respectively. Our customers are mainly sourced by referral through our shareholders’ expansive and expanding social and professional networks of high-net-worth individuals. Currently, we have not incurred significant spending on marketing activities. To expand our business, we aim to diversify our customer base by attracting smaller retail customers who we can charge higher commission rates. We expect to incur expenses in our promotional efforts through different online and offline media channels to increase the number of customer accounts, which can potentially lead to trading volume and revenues.

We currently pursue a niche market strategy in Hong Kong. We established two subsidiaries in Singapore during 2022 and planned to expand to Southeast Asia as the first step in achieving the final goal of becoming the preferred online trading platforms for Asian investors worldwide, including in the United States. As a relatively young firm new to the market, although we face competition from bigger, better capitalized, and well established companies, including other trading firms and banking institutions, our ability to understand and meet our target customers’ needs, coupled with our strong client relationships, allow us to rise to the challenge. Our ability to continuously provide our customers with low-latency trading platforms and high quality services at competitive prices and the outcome of our advertising and marketing activities will affect whether we can retain our existing customers and attract new customers.

Our ability to earn commissions from brokerage services

We charge commission fees for the brokerage services we offer. Our ability to earn commission fees and interest income largely depends on the number of customers on our trading platforms and their trading volume and the commission rates we charge.

It has become increasingly common for online trading platforms to offer free brokerage services. As a provider of brokerage services on chargeable-only trading platforms, we are confident that we can differentiate ourselves from our competitors, as we offer low-latency trading platforms, a wide range of products from multiple exchanges, and quality customer services, and we maintain good relationships with our customers. Rather than prioritizing cost saving, most of our customers are professional customers seeking quality trading platforms to execute their orders timely and accurately.

We anticipate a future possibility of having to lower our commission rates in order to remain competitive, but we believe that a larger trading volume would make up for the effects of lowered commission rates on our revenues. We also plan to develop new sources of income from asset management and contract for difference (“CFD”) products and services, as we have seen the demand for these services by our customers.

Our ability to effectively improve technology infrastructure

Our technological infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technological infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technological infrastructure and compliance capabilities, we are able to serve more consolidated accounts. We also expect cash segregated for regulatory purposes and payables due to customers on our balance sheet to increase significantly as a result of such growth. We intend to invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts. Our ability to serve more consolidated accounts depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

Our ability to develop a diverse customer base and offer new and innovative products and services

Historically, we have generated a significant portion of our revenues through the provision of online brokerage services including commissions for execution of trades and interest income. Key success factors of the online brokerage industry include expansion of products and services that add value to customers, acquisition of licenses in different jurisdictions and enhancement of user experience. To this end, we intend to continue strengthening the innovation, security, efficiency and effectiveness of our brokerage services, including our user-friendly interface, comprehensive functionalities and customer service capabilities. Particularly, we intend to expand our service offerings to contract for difference (“CFD”) trading and increase the proportion of revenues generated from them.

We also plan to continue integrating value-added services, including asset management services to increase revenues streams. Our ability to maintain and attract new customers principally depends on the quality of our products and services as well as our brand equity. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective products and services.

Contract for Difference (“CFD”)

We are preparing the launch of CFD products and services in the year of 2025. We expect to generate CFD trading revenues from (i) commissions, (ii) bid/offer spreads, (iii) difference in interest rates. In particular, we plan to:

i).	charge commissions for all CFD transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients.

ii).	mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii).	automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Asset Management Services

Based on our clients’ different needs, we plan to provide personalized investment strategies to optimize their asset allocations. Our clients can purchase a wide variety of investment portfolios, which include assets such as stocks, bonds, ETFs, investment funds and derivatives. We charge management fees based on their assets under management as well as commissions for certain transactions.

Our ability to provide stable and low-latency trading platforms to our customers

As an online brokerage service provider, we attract new customers and retain our existing customers by providing them with stable and low-latency trading platforms. Especially when the market is volatile and high trade volume is expected, we are able to avoid delays in execution of customers’ trading orders and assist the customers to accomplish their investment plan.

Our plan to maintain our quality trading platform involves keeping our system hardware and software up to date, conducting regular stress tests, and providing IT training to our staff. We also plan to have regular meetings with our network provider to ensure the stability of internet services in support of our trading platform. We have implemented emergency backup plan in case of system failure. Our backup system is able to support our customers’ trading activities until the core system is fixed. Our stable and low-latency trading platforms are a core part of our strength, and we are committed to continue our efforts in maintaining the reliability and efficiency of our trading platforms.

Our ability to meet the regulatory requirements to provide brokerage, margin financing and asset management services in Hong Kong

Brokerage services, margin financing and asset management are highly regulated in Hong Kong. While our operations are mainly located in Hong Kong, we are inevitably subject to the relevant laws and regulations, in particular, the Securities and Futures Ordinance (Cap. 571) (“SFO”), under the supervision of the Securities and Futures Commission of Hong Kong (“HKSFC”). Pursuant to the SFO, we have to comply with all application provisions concerning statutory obligations such as maintenance of minimum capital adequacy, specific regulatory reporting, and availability of responsible officers.

We monitor our capital level on daily basis so as to fulfill the statutory requirements. Before making a significant movement of our cash, we will estimate the effect of sub activity on our capital level and make sure to remain compliant with the regulations. Accordingly, we also have statutory obligations to report to the authority on monthly basis about our capital level maintained at the end of the month and if any significant fluctuations occurred that we shall notify the authority.

Besides, as required by the SFO, there must be at least two responsible officers per regulated activity, who will supervise our regulated business and assume greater responsibilities over the SFO compliance. To maintain compliance, we have always maintained two to three experienced responsible officers for each regulated activity. To retain our responsible officers and stay compliant with the availability of responsible officers, we offer attractive remuneration packages and align their interests with the Company’s interests.

OTC Derivative Business

WIN100 Wealth Limited is an investment firm that issues and invests in financial products and also engaged in proprietary trading. In order to further expand the scope of business of the Company, since November 2023, WIN100 Wealth has engaged in the OTC Derivatives trading services business and considered to set the business as the major development focus for the year 2024. WIN100 Wealth entered into ISDA master agreements and related supplementary agreements with some of the top OTC Derivatives traders. When clients placed an order for OTC Derivatives trades on certain stock, we placed the same order back-to-back with the OTC Derivatives traders for execution and we also facilitate client’s OTC Derivatives trading when an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client. This type of transactions gives the potential to generate significant revenues from trading profit if the market develops in favor of company’s position. The OTC Derivatives trading are short-term contracts between 1 to 3 months, around 80% are 1-month contracts and about 5-10% of premium of margin will be required to support the trade with counterparties. WIN100 Wealth anticipates the funding from the promissory note made with TFGL together with fundings from additional investors would sufficiently support $150,000,000 to $300,000,000 business activity. The cost of this new business is relatively low but will make a great contribution to profit.

Loan Business

Winrich is a licensed money lending company governed by the Money Lenders Ordinance in Hong Kong to carrying on business as a money lender. Since September 5, 2023, Winrich has engaged in the money lending business. According to the Money Lenders Ordinance, customers shall enter into agreement with Winrich in person and provide their personal information for the “know your client” purposes, or KYC. Winrich disbursed loans to customers for a fixed period and charged interest from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period.

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income, and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Six Months Ended September 30,
	2024		2023
	US$	%	US$	%
Revenues:
Futures brokerage commissions	968,213	52.5	2,330,723	32.6
Trading solution services fees	429,215	23.3	1,691,441	23.7
Trading gains from OTC derivative business	145,579	7.9	-	0.0
Interest income from loan business	313,868	17.0	-	0.0
Other service revenues	38,534	2.1	239,503	3.4
Trading gains (losses)	(631,570)	(34.3)	2,252,043	31.5
Interest income and others	579,266	31.5	635,610	8.8
Total revenues	1,843,105	100.0	7,149,320	100.0

Futures brokerage commissions

Futures brokerage commissions represent commission income on futures broking that are charged at a fixed rate for each transaction our customers executed through our online trading platforms, all of which are under the consolidated accounts where the customer information is not disclosed to the third-party brokers. We receive commissions from customers and pay the execution and clearing fees to our clearing brokers. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, the trading method, and the trade volume from the particular customer. Commissions from futures broking comprise most of our revenues, at 52.5% and 32.6% of the total revenues for the six months ended September 30, 2024 and 2023, respectively.

Trading solution services fees

Since 2021, we’ve provided trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 23.3% and 23.7%, respectively, of total revenues during the six months ended September 30, 2024 and 2023.

Trading gains from OTC derivative business

In November 2023, we launched our OTC derivative business. We subscribed for 50% of the structured note portfolio. According to the agreements among us and other holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, the Company is entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 65% of total subscription amount, additional deposit call from the other 50% holders may be triggered, and (iii) in the event the net assets of portfolio is below 55% of subscription amount with no additional deposit being replenish the portfolio is terminated. For the six months ended September 30, 2024, we recognized trading gains from OTC derivatives business of USD$0.1 million, accounting for 7.9% of total revenues.

Interest income from loan business

In 2024, we launched the loan business to third party customers. The business was approved by the Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. We recognized interest income using straight-line method over loan period. For the six months ended September 30, 2024, we recognized interest income of USD$0.3 million from loan business, accounting for 17.0% of total revenues.

Other service revenues

Other service revenues represent the revenues generated from rendering other financial services including securities brokerage, consulting services, and currency exchange services. We generally receive subscription fees calculated with reference to the amount subscribed by our clients of the structured products. For the six months ended September 30, 2024 and 2023, other service revenues accounted for 2.1% and 3.4% of total revenues, respectively.

Trading gains (losses)

We began proprietary trading in US stocks in March 2020 and trading in HK stocks in January 2021. The trading gains (losses) mainly consist of realized and unrealized gains and losses from investment in US stocks, which are included in Securities owned, at fair value. Trading gains comprise negative 34.3% and positive 31.5% of total revenues for the six months ended September 30, 2024 and 2023, respectively.

Interest income and others

During the six months ended September 30, 2024, interest income comprised of $0.2 million earned from our clients who traded US stocks and $0.4 million earned on bank deposits.

For the six months ended September 30, 2023, the interest income comprised of $0.1 million charged on loans made to a third party, $0.2 million charged on our clients who traded US stocks, and $0.3 million earned on bank deposits.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Six Months Ended September 30,
	2024		2023
	US$	%	US$	%
Expenses:
Commission expenses	642,733	28.0	1,521,942	42.8
Compensation and benefits	865,590	37.7	622,908	17.5
Communications and technology	349,507	15.2	376,109	10.6
Occupancy	63,628	2.8	70,531	2.0
Travel and business development	38,497	1.7	85,156	2.4
Professional fees	212,733	9.3	768,626	21.6
Other administrative expenses	120,888	5.3	112,337	3.2
Total expenses	2,293,526	100.0	3,557,609	100.0

Commission expenses

Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We expect that our commission expenses will increase in absolute amount as we expand our brokerage business and offer more products from securities and futures exchanges around the world. We place orders through broker partners except for orders to the Hong Kong Stock Exchange. Commission expenses accounted for 28.0% and 42.8% of our total operating expenses for the six months ended September 30, 2024 and 2023, respectively.

Compensation and benefits

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to retirement fund, and share-based compensation expenses to non-executive directors. Compensation and benefits expenses accounted for 37.7% and 17.5% of our total operating expenses for the six months ended September 30, 2024 and 2023, respectively.

Communications and technology

Communications and technology expenses represent fees we paid for the use of third party electronic trading systems, including an online stock trading system, an online futures trading system, and another futures trading system that was a one-time incidental cost pursuant to a customer’s special request, as well as the outsourced trading solution support services. Communications and technology expenses accounted for 15.2% and 10.6% of our total operating expenses for the six months ended September 30, 2024 and 2023, respectively.

Occupancy

Occupancy expenses are the rental expenses we paid for our office premises, which accounted for around 2.8% and 2.0% of our total operating expenses for the six months ended September 30, 2024 and 2023, respectively.

Travel and business development, Professional fees and Other administrative expenses

Travel and business development expenses include overseas and local travelling, and the entertainment expenses. Professional fees are mainly the service fees for auditing, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Other administrative expenses primarily consist of fees paid to the Stock Exchange of Hong Kong and Chicago Mercantile Exchange, business entertainment expenses, exchange difference, depreciation expense, finance costs and other miscellaneous expenses such as utilities. All of these expenses accounted for 16.3% and 27.2% of our total operating expenses for the six months ended September 30, 2024 and 2023, respectively.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends to our shareholders.

Hong Kong

ZYSL, ZYCL and Winrich are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2024 and 2023, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL, ZYCL and Winrich are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Top Fin and Top AM are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. Top Fin and Top AM are subject to a flat rate of 17%.

Australia

Top 500 is incorporated in Australia and are subject to Australia Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australian tax laws. Top 500 is subject to a reduced rate of 25% as a “small or medium business” company.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended September 30, 2024 and 2023 as indicated and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the Six Months Ended September 30,
	2024	2023
Revenues
Futures brokerage commissions	$968,213	$2,330,723
Trading solution service revenues	429,215	1,691,441
Trading gains from OTC business	145,579	-
Interest income from loan business	313,868	-
Other service revenues	38,534	239,503
Trading gains (losses)	(631,570)	2,252,043
Interest income and other	579,266	635,610
Total revenues	1,843,105	7,149,320

Expenses
Commission expenses	642,733	1,521,942
Compensation and benefits	865,590	622,908
Communications and technology	349,507	376,109
Occupancy	63,628	70,531
Travel and business development	38,497	85,156
Professional fees	212,733	768,626
Other administrative expenses	120,838	112,337
Total expenses	2,293,526	3,557,609

(Loss) income before income taxes	(450,421)	3,591,711
Income tax benefits	-	75,422
Net (loss) income	$(450,421)	$3,667,133

Revenues

Total revenues decreased by 74.2% from US$7.1 million in the six months ended September 30, 2023 to US$1.8 million in the six months ended September 30, 2024. The decrease was mainly driven by a decrease of US$1.4 million in futures brokerage service revenues, a decrease of US$1.3 million in trading solution services, and a change of US$2.9 million from trading gains into trading loss, offset by an increase of US$0.3 million in interest income from loan business.

Futures brokerage commissions – Futures brokerage commissions decreased by US$1.4 million, or 58.5%, from US$2.3 million for the six months ended September 30, 2023 to US$1.0 million for the six months ended September 30, 2024. The decrease in futures brokerage commissions was caused by a decrease in futures contract volume on our platform from 1.5 million for the six months ended September 30, 2023 to 0.5 million for the six months ended September 30, 2024 and a decrease in average commission rate over trading volumes from US$1.58 in the six months ended September 30, 2023 to US$1.8 for the same period of 2024.

Trading solution services fees – The Company commenced trading solution services for customers in May 2021. Trading solution service fees decreased by 74.6% from US$1.7 million for the six months ended September 30, 2023 to US$0.4 million for the six months ended September 30, 2024. The decrease was mainly because of decreased service requirements from our customers due to underperforming conditions in the Hong Kong stock market. For the six months ended September 30, 2024 and 2023, the Company generated revenues of US$0.4 million and US$1.7 million, respectively, from provision of trading solution services to six and nine customers, respectively.

Trading gains from OTC derivatives business – We launched the OTC derivative business in the second half of 2024. For the six months ended September 30, 2024, we recognized trading gains of US$0.1 million from the distribution of dividends from the structured note portfolio.

Interest income from loan business – We launched the loan business in the second half of 2024. We recognize interest income from the loan business using the straight-line method. For the six months ended September 30, 2024, we recognized interest income of $0.3 million from the loan business.

Trading gains (losses) – Trading gains (losses) were first recognized as proprietary trading business in March 2020. We had trading losses of US$0.6 million in the six months ended September 30, 2024 as compared to trading gains of US$2.3 million in the six months ended September 30, 2023, which was mainly driven by the market conditions of the US stock market.

Interest income and others – Interest income and others were stable at US$0.6 million for the six months ended September 30, 2024 and 2023.

Expenses

Commission expenses – Commission expenses decreased from US$1.5 million for the six months ended September 30, 2023 to US$0.6 million for the six months ended September 30, 2024. The decrease in commission expenses was in line with the decrease in commission income for the six months ended September 30, 2024 and 2023.

Compensation and benefits – Compensation and benefits increased by 39.0% from US$0.6 million in the six months ended September 30, 2023 to US$0.9 million in the six months ended September 30, 2024, which was mainly caused by increased headcount as we acquired Top 500 and established Top Fin & Top AM and employed staff in our Australia and Singapore offices.

Professional fees – Professional fees decreased by 72.3% from US$0.8 in the six months ended September 30, 2023 to US$0.2 million in the six months ended September 30, 2024. The decrease in professional fees was primarily due to less professional expense, such as legal and consulting, for the six months ended September 30, 2024.

(Loss) income before income taxes

We had a loss before income taxes of US$0.5 million and an income before income taxes of US$3.6 million in the six months ended September 30, 2024 and 2023, respectively. Our operating margin was negative 24.4% and 50.2% in the six months ended September 30, 2024 and 2023, respectively.

Income tax benefits (expense)

We did not record income tax expense for the six months ended September 30, 2024 as we generated net operating losses.

Our income tax benefits for the six months ended September 30, 2023 was US$75,422, which was primarily due to reversal of overestimated income tax expense in the six months ended September 30, 2023.

Net (loss) income

As a result of the foregoing, we had a net loss of US$0.5 million and a net income of US$3.7 million for the six months ended September 30, 2024 and 2023, respectively.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2024 and March 31, 2024. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report.

	September 30, 2024	March 31, 2024
Assets
Cash and cash equivalents	$12,708,722	$25,919,945
Restricted cash	8,952,747	12,777,148
Receivables from broker-dealers and clearing organizations	12,649,685	4,002,982
Receivables from customers	3,923,517	3,510,142
Loans receivable, net	13,810,305	4,654,635
Loan receivable due from a related party, net	1,657,435	1,548,088
Securities owned, at fair value	416,271	946,619
Foreign currency forward contracts	272,824	468,919
Fixed assets, net	445,704	458,503
Intangible asset, net	64,356	63,890
Right of use assets	261,359	59,689
Long-term investments	3,504,204	2,004,204
Available-for-sale investment	998,266	991,862
Income tax recoverable	78,680	78,111
Other assets	352,670	158,106
Total assets	$60,096,745	$57,642,843

Liabilities and shareholders’ equity
Payable to customers	$19,349,833	$10,256,270
Payable to holders of structured notes	-	6,139,179
Accrued expenses and other liabilities	566,853	651,663
Lease liabilities	263,546	64,826
Total liabilities	$20,180,232	$17,111,938

Cash, cash equivalents and restricted cash

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. Restricted cash mainly represents (i) bank deposits made to an investment bank for OTC derivative business, and (ii) the amount of cash deposited by our customers that have been segregated as obligated by the rules mandated by the primary regulators of our certain subsidiaries. A corresponding payable due to customers is recorded upon receipt of the cash from the customer.

The total balance of cash, cash equivalents, and restricted cash increased from US$38.7 million as of March 31, 2024 to US$21.7 million as of September 30, 2024, primarily as a result of net cash of US$8.2 million used in operating activities and net cash of US$8.5 million used in investing activities.

Loans receivable

As of September 30, 2024 and March 31, 2024, loans receivable consisted of the following:

	September 30, 2024	March 31, 2024
	(unaudited)
Receivable due from customers holding US stocks (i)	$2,099,930	$519,311
Less: allowance for expected credit loss on receivable due from customers holding US stocks	(11,322)	(11,240)
	2,088,608	508,071
Loans receivable (ii)	11,721,697	4,146,564
	$13,810,305	$4,654,635

(i)	The balance due from customers holding US stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custody of the Company, and the customers shall fully pay the balance to the Company before they sell these stocks. As of September 30, 2024 and March 31, 2024, the Company had allowance for expected credit loss of $11,322 and $11,240, respectively, against the receivables due from these customers because the fair value of the stocks were below the receivables due from the customers.

(ii)	Since the second half of the year ended March 31, 2024, the Company launched the loan business, which was approved by Hong Kong Licensing Court under the Money Lenders Ordinance. The Company disbursed loans to customers for a fixed period and charged interests from the customers. The principal and interest are repayable upon the maturity of the loans. As of September 30, 2024, the loans receivable were comprised of principal of $11,301,556 and interest of $420,141, respectively. As of March 31, 2024, the loans receivable were comprised of principal of $4,026,819 and interest of $119,745, respectively.

For the six months ended September 30, 2024, the Company recognized interest income of $313,868 from the loan business.

Receivables from customers

Receivables from customers include the trading solution services fees due from customers once the transactions have been executed and completed. As compared with the balance as of March 31, 2024, the receivables due from trading solution services increased by 12% to US$3.9 million as of September 30, 2024. The increase in the balance as of September 30, 2024 was caused by delayed collection from customers.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers, which are repayable on demand subsequent to settlement date. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. Generally, our receivables from broker-dealers and clearing organizations change daily depending on various factors, including the trading volume in net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. Our receivables from broker-dealers and clearing organizations increased by 216% from US$4.0 million as of March 31, 2024 to US$12.6 million as of September 30, 2024, mainly due to such daily fluctuations.

Securities owned, at fair value

Securities owned, at fair value, mainly represent investments in both US stocks, all of which are on S&P500 index, and HK stocks.

Payable to holders of structured notes

Payables to holders of structured notes arise from the OTC derivatives business which was launched in the six months ended September 30, 2024. The holders subscribed for structured notes by depositing investment amount to the Company’s account. The payables to holders of structured note represent outstanding payables due to the holders of structured notes, which was calculated by the principal amount plus gains or minus losses arising from the investments in OTC derivatives business. As of September 30, 2024 and March 31, 2024, we had outstanding payables of US$nil and US$6.1 million due to holders of structured notes.

Payables to customers

Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers. Our payables to customers change daily depending on various factors, including the trading volume, net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. The balance as of September 30, 2024 was US$19.3 million, an increase of US$9.1 million, or 89%, from the balance as of March 31, 2024. The increase corresponded to the increase of receivables from broker-dealers and clearing organizations.

B. Liquidity and Capital Resources.

As of September 30, 2024, we had US$21.7 million in cash, cash equivalents, and restricted cash, out of which US$7.6 million was held in U.S. dollars, and the rest was held in Hong Kong dollars and other currencies. Our cash, cash equivalents, and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

We believe that our current cash, cash equivalents, and restricted cash and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. We may decide in the future to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

Regulatory Capital Requirements

Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong (the “HK Financial Resources Rules”), two of our Hong Kong subsidiaries, ZYSL and ZYCL, are securities dealers and asset management companies registered with the Securities and Futures Commission of Hong Kong (the “HKSFC”), an independent statutory body set up in accordance with the Securities and Futures Ordinance of the law of Hong Kong, and thus are required to maintain minimum paid-up share capital and required liquid capital in accordance with the HK Financial Resources Rules. The following table sets forth a summary of the key requirements under the HK Financial Resources Rules that are applicable to ZYSL and ZYCL:

Company	Type of regulated activities governed by the HKSFC	Minimum amount of paid-up capital	Required liquid capital
ZYSL	Type 1 and 2	$1,287,100	$386,135 or (i)
ZYCL	Type 4, 5 and 9	$643,600	$386,135 or (i)

(i)	for company licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital, which means 5% of the aggregate of (a) its adjusted liabilities, (b) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (c) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

As of September 30, 2024 and March 31, 2024, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

	For the Six Months Ended September 30,
	2024	2023
Net cash (used in) provided by operating activities	$(8,161,492)	$2,479,914
Net cash (used in) provided by investing activities	(8,548,758)	4,800,230
Effect of exchange rates on cash, cash equivalents, and restricted cash	(325,374)	58,344
Net (decrease) increase in cash, cash equivalents, and restricted cash	(17,035,624)	7,338,488
Cash, cash equivalents, and restricted cash, beginning of period	38,697,093	17,845,893
Cash, cash equivalents, and restricted cash, end of period	$21,661,469	$25,184,381

Operating activities

Net cash used in operating activities in the six months ended September 30, 2024 was US$8.2 million, as compared to the net loss of US$0.5 million. The difference was primarily attributable to non-cash unrealized gains of US$1.0 million in trading securities, and changes in working operating assets and liabilities including (i) an increase of US$0.4 million in receivables from customers due to delayed collection; (ii) an increase of US$1.6 million in loans receivable due from customers, (iii) an increase of receivables of US$8.6 million in receivables from broker-dealers and clearing organizations and an increase of $8.9 million in payables to customers due to such daily fluctuations in trading securities, and (iv) a decrease of US$6.1 million in payables to structure note holders.

Investing activities

Net cash used in investing activities in the six months ended September 30, 2024 was US$8.5 million, which was comprised of investments of US$1.5 million in two privately held companies and disbursed loans of US$7.0 million to customers, which was a new business launched in the second half of 2024.

Net cash provided by investing activities in the six months ended September 30, 2023 was US$4.8 million, which was comprised of collection of loans from a third party of US$5.0 million, and collection of loans from third party security customers of $2.3 million, partially offset by loans made to a third party customer of US$2.0 million, payment of $0.5 million to a seller for the acquisition of a subsidiary, and the purchase of property and equipment of US$2,973.

Financing activities

No cash flows resulted from financing activities in the six months ended September 30, 2024 and 2023.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

C. Research and Development, Patent and Licenses, etc.

As of the date of this annual report, we have registered one trademark under the jurisdiction of Hong Kong. The trademark application was filed on October 29, 2016, and we received the trademark approval on December 23, 2016.

Our trademark is important to us, as it distinguishes our brand and services from other competitors in the market.

D. Trend Information.

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Critical Accounting Estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Loans receivable, net and receivables from customers – a related party, net

The loans receivable were comprised of (i) receivables due from customers holding US stocks, (ii) loans receivable arising from loan business which was approved by the Hong Kong Licensing Court under the Money Lenders Ordinance and was launched in the year of 2024, and (iii) amount due from third parties.

The receivables due from a related party represented receivables due from the related party which holds US stocks.

The receivables due from customers holding US stocks, including third parties and related parties, represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully pay the balance to the Company before they sold these stocks. For the six months ended September 30, 2024, we did not provide credit allowance against receivables.

Revenue recognition

a)	Revenue from Contracts with Customers

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenues and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when we satisfy the performance obligations by delivering the promised services to the customers in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We identified each distinct service as a performance obligation. The recognition and measurement of revenues are based on the assessment of individual contract terms. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We have no material incremental costs of obtaining contracts with customers for which we expect the benefit of those costs to be longer than one year and which would therefore need to be recognized as assets.

Futures brokerage commissions

We earn fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information is not disclosed to the third party brokers. When a customer executes a futures transaction through our platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of our revenues from contracts with customers are recognized at a point in time. The futures brokerage service could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. We recognize revenues on a gross basis as we are determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebates as trading incentives to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebate on the commission charge to specific customer with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. We did not offer the volume rebates during the six months ended September 30, 2024 and 2023.

Trading solution services fees

We provide trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and other financial products, through the internally developed proprietary investment management software. Our trading solution provides a variety of functions suitable for front-end transaction executions and back-office settlement operations. We implement the initial installation of such software for each customer and provides hosting services for a period of time, generally two years, as agreed in the contracts. The initial installation is considered as a set-up activity, rather than a promised service to customer, which provides no incremental benefit to customer beyond permitting the access and use the hosted application. We identify a single performance obligation from the contracts with customers. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. We recognize the trading solution services as satisfied over the time.

Structured note subscription fees

We earn subscription service fees from customers by assisting customers to identify and subscribe for structured note products, which is calculated at a fixed percentage of investment amount. We identify a single performance obligation for each subscription service and recognize subscription fee income when the customers successfully subscribe for the structured note products and underlying contract between the customer and financial institution becomes non-cancellable, which is the point in time when the control of service is completed. The Company recognizes the revenue net of discount (if any) on a gross basis as the Company is determined to be the primary obligor in fulfilling the subscription services.

Other service revenues

We provide other financial services including securities brokerage, consulting services, and currency exchange services, and earn securities brokerage commissions, consultancy fee income and other revenues, which are recognized when the service is rendered according to the relevant contracts.

Contract liabilities

Our contract liabilities include payments received in advance of performance under structured note subscription service contracts which will be recognized as revenue as we executed the subscription service with brokers under the contract, as well as the deferred installation service fee received from trading solution services.

b)	Trading gains, interest income and other

Trading gains and losses along with interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the (1) investment in OTC derivative business. We subscribed for 50% of the structured note portfolio. According to the agreements among the holders of structured notes, (i) in the event the portfolio makes gains and declares distribution of dividends from the portfolio, we are entitled to 20% of dividends, (ii) in the event the portfolio suffers losses, the other 50% holders of structured notes shall bear the losses until the net assets of the portfolio reached 55% of total subscription amount, and (iii) in the event the net assets of portfolio is below 55% of subscription amount, the portfolio is terminated, and (2) US common stocks, which are included in Securities owned, at fair value.

Income tax expenses

We account for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Holding Company Structure

TFGL is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our subsidiaries in Hong Kong.

As a result, TFGL’s ability to pay dividends may depend upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index was an increase of 2.0% and 1.7% for fiscal years ended March 31, 2024 and 2023, respectively. Although we have not been affected by inflation in the past, we may be affected if Hong Kong or any other jurisdiction in which we operate in the future experiences higher rates of inflation in the future.